SIGNATURE (See Instruction 2(h)) Pursuant to the requirements of the Investment Company Act of 1940 the depositor (depositor or trustee or custodian) registrant has caused this registration statement to be duly signed on behalf of the registrant in the City of Dauphin and State of Manitoba on the 25 day of September, 2024. Signature JEFFERSON LINCOLN GOTTFRIED (Name of registrant) BY JEFFERSON LINCOLN GOTTFRIED (Name of depositor or trustee or custodian) BY JEFFERSON LINCOLN GOTTFRIED (Name of officer of depositor or trustee or custodian) CEO (Title) Attest: CLAYTON DEAN SWANTON A LAWYER PRACTICING IN THE PROVINCE OF MANITOBA 18 - 3RD AVENUE NW BOX 551 DAUPHIN, MB R7N 2V4 UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM N-8B-2 REGISTRATION STATEMENT OF UNIT INVESTMENT TRUSTS WHICH ARE CURRENTLY ISSUING SECURITIES OMB APPROVAL OMB Number: 3235-0186 Expires: December 31, 2026 Estimated average burden hours per response: 40 Pursuant to Section 8(b) fo the Investment Company Act of 1940 SUPER FLORIDA MAND INC Name of Unit Investment Trust [X] Not the issuer of periodic payment plan certificates. [ ] Issuer of periodic paFnent plan certificates. SEC 0977 (12/23) Persons who respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.